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                              March 12, 2021

       Charles Federman
       Chief Executive Officer
       SilverSPAC Inc.
       7 World Trade Center, 10th Floor
       250 Greenwich Street
       New York, New York 10007

                                                        Re: SilverSPAC Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-253161

       Dear Mr. Federman:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed February 16, 2021

       Risk Factors, page 71

   1. We note that your forum selection provision identifies the courts of the State of New York as the exclusive forum
for claims under the Securities Act. In that regard, we note that
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought
to enforce any duty or liability created by the Securities Act or the rules and regulations
thereunder. Please revise to state that there is uncertainty as to whether a court would
enforce such provision and that investors cannot waive compliance with federal securities
laws and the rules and regulations thereunder.
 Charles Federman
FirstName
SilverSPACLastNameCharles Federman
             Inc.
Comapany
March      NameSilverSPAC Inc.
       12, 2021
March2 12, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Gregg A. Noel, Esq.